Exhibit 99

March 28, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolutions specified in the Postal Ballot Notice of the Bank dated February 20, 2025.

Based on the report issued by the Scrutinizer i.e. Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practicing Company Secretaries, we wish to inform you that the resolutions placed through postal ballot as mentioned above, were passed with requisite majority and the same is deemed to have been passed on the last date of remote e-voting period i.e. Wednesday, March 26, 2025.

Please find enclosed herewith the e-voting results along with a Report issued by the Scrutinizer dated March 27, 2025. The aforesaid documents are also being made available on the Bank’s website.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	26th March, 2025
Total number of shareholders on record date	3923592
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Ordinary (01) : Approval of Material Related Party Transactions with HDB Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35871153	1.714	35515763	355390	99.009	0.991
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35871153	1.714	35515763	355390	99.009	0.991
Total		7650196747	5112929439	66.834	5111126281	1803158	99.965	0.035

Resolution required: (Ordinary/Special)			Ordinary (02) : Approval of Material Related Party Transactions with HDFC Securities Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35854618	1.713	35492166	362452	98.989	1.011
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35854618	1.713	35492166	362452	98.989	1.011
Total		7650196747	5112912904	66.834	5111102684	1810220	99.965	0.035

Resolution required: (Ordinary/Special)			Ordinary (03) : Approval of Material Related Party Transactions with HDFC Life Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35761597	1.709	35402204	359393	98.995	1.005
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35761597	1.709	35402204	359393	98.995	1.005
Total		7650196747	5112819883	66.833	5111012722	1807161	99.965	0.035

Resolution required: (Ordinary/Special)			Ordinary (04) : Approval of Material Related Party Transactions with HDFC ERGO General Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35752103	1.708	35400378	351725	99.016	0.984
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35752103	1.708	35400378	351725	99.016	0.984
Total		7650196747	5112810389	66.832	5111010896	1799493	99.965	0.035

Resolution required: (Ordinary/Special)			Ordinary (05) : Approval of Material Related Party Transactions with PayU Payments Private Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35849747	1.713	35453593	396154	98.895	1.105
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35849747	1.713	35453593	396154	98.895	1.105
Total		7650196747	5112908033	66.834	5111064111	1843922	99.964	0.036

Resolution required: (Ordinary/Special)			Ordinary (06) : Approval of Material Related Party Transactions with HCL Technologies Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5077058286	91.360	5075610518	1447768	99.971	0.029
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5557205590	5077058286	91.360	5075610518	1447768	99.971	0.029
Public - Non Institutions	E-Voting		35841679	1.712	35457510	384169	98.928	1.072
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2092991157	35841679	1.712	35457510	384169	98.928	1.072
Total		7650196747	5112899965	66.834	5111068028	1831937	99.964	0.036

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal Company Secretary & Head - Group Oversight

SCRUTINIZER’S REPORT

[Pursuant to Sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman

HDFC Bank Limited

CIN: L65920MH1994PLC080618

HDFC Bank House,

Senapati Bapat Marg, Lower Parel (W),

Mumbai - 400 013.

Dear Sir,

Pursuant to the resolution passed by the Board of Directors of HDFC Bank Limited (hereinafter referred as “the Bank”) on, February 20, 2025, I, Manisha Maheshwari, Partner of M/s. Bhandari and Associates, Company Secretaries, have been appointed as a Scrutinizer for conducting the Postal Ballot including voting by electronic means in respect of passing of the resolution contained in the postal ballot notice dated February 20, 2025 (“Notice”) in a fair and transparent manner.

The management of the Bank is responsible to ensure compliance with Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) (including any statutory modification or re-enactment thereof for the time being in force) read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 (“the Rules”), as amended from time to time, including General Circular No. 14/2020 dated April 08, 2020, No. 17/2020 dated April 13, 2020 and the subsequent circulars issued in this regard the latest being Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (collectively referred to as “MCA Circulars”) and the Securities and Exchange Board of India (‘SEBI’) Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and the subsequent circulars issued in this regard from time to time, the latest being Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 03, 2024, (hereinafter collectively referred to as ‘SEBI Circulars’) and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and other applicable provisions thereunder, Secretarial Standards on General Meetings issued by the Institute of Company Secretaries of India (“SS-2”), and the SEBI Master Circular No. SEBI/HO/AFD/AFD-PoD-2/P/CIR/2024/70 for Foreign Portfolio Investors, Designated Depository participants and Eligible Foreign Investors dated May 30, 2024 relating to voting through electronic means by the Members on the resolutions proposed in the Postal ballot Notice dated February 20, 2025 of the Bank and other applicable laws and regulations, relating to postal ballot including voting by electronic means.

My responsibility as a scrutinizer for the voting process is restricted to make a scrutinizer report on the votes cast “in favour” or “against” the resolution on the reports generated from the e-voting system provided by the National Securities Depository Limited (“NSDL”), the authorized service provider for extending the facility of electronic voting to the Members of the Bank.

Further to the above, I submit my report as under:

1.

In terms of Section 110 of the Act read with Section 108 and Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, and all other applicable provisions, if any the Bank has issued a Postal Ballot Notice dated February 20, 2025 for passing of the resolutions mentioned in the said notice to its Members.

2.

In terms of the MCA Circulars, the Bank had sent the notice in electronic form only to its Members whose name(s) appeared in the Register of Members of the Bank/ list of Beneficial Owners as on Friday, February 14, 2025. Accordingly, the communication of the assent or dissent of the Members had taken place through the remote e-voting system only.

3.

In accordance with the Act, MCA Circulars and applicable circulars issued by the SEBI, the Bank has published an advertisement in ‘Business Standard’ (English Newspaper) and ‘Navshakti’ (Vernacular Newspaper) of wide circulation in their respective editions dated February 25, 2025, with respect to dispatch of notice and giving due notice to the Members of the Bank including those who were either holding shares in physical form or in respect of whom, the e-mail address was not available in the records of Depositories or the RTA, as to the manner in which they can register their e-mail id and receive the notice of postal ballot and necessary instructions to vote electronically on the resolution forming part of the Notice.

4.

Pursuant to Sections 108, 110 and other applicable provisions, if any of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (including any amendments thereto), Regulation 44 of the SEBI Listing Regulations, SS-2,, MCA Circulars and any amendments thereto, the Bank had provided electronic voting facility (“e-voting”) to the Members of the Bank whose names were recorded in the Register of Members of the Bank / Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Friday, February 14, 2025 and had engaged NSDL for providing e-voting platform.

5.	The e-voting commenced on Tuesday, February 25, 2025, at 10.00 a.m. (IST) and concluded on Wednesday, March 26, 2025, at 5.00 p.m. (IST) and thereafter, the voting portal was blocked forthwith.

6.

After completion of e-voting, votes cast by Members, were unblocked in the presence of two witnesses Ms. Palak Vora and Ms. Pushti Modi who are not in the employment of the Bank and the details containing, inter-alia, list of the Members, who voted “In favour” or “against” on the resolutions were derived from report generated from the e-voting website of NSDL i.e. https://www.evoting.nsdl.com/.

7.	The voting register, in accordance with Rule 20(4)(xiv) and Rule 22(10) of the Companies (Management & Administration) Rules, 2014, has been maintained electronically.

8.	A summary of electronic voting confirmations received for the following resolutions are as under:

Item No. 1: Ordinary Resolution:

Approval of Material Related Party Transactions with HDB Financial Services Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,853	5,11,11,26,281	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	445	18,03,158	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Item No. 2: Ordinary Resolution:

Approval of Material Related Party Transactions with HDFC Securities Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,837	5,11,11,02,684	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	421	18,10,220	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Item No. 3: Ordinary Resolution:

Approval of Material Related Party Transactions with HDFC Life Insurance Company Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,799	5,11,10,12,722	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	439	18,07,161	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Item No. 4: Ordinary Resolution:

Approval of Material Related Party Transactions with HDFC ERGO General Insurance Company Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,775	5,11,10,10,896	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	453	17,99,493	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Item No. 5: Ordinary Resolution:

Approval of Material Related Party Transactions with PayU Payments Private Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,686	5,11,10,64,111	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	541	18,43,922	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Item No. 6: Ordinary Resolution:

Approval of Material Related Party Transactions with HCL Technologies Limited.

(i) Voted in favour of the Resolution: -

Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11,751	5,11,10,68,028	99.96

(ii) Voted against the Resolution: -
Mode	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	486	18,31,937	0.04

(iii) Invalid votes: -
Mode	Number of Members voted	Number of votes cast by Members
E-voting	0	0

Note:

1.	Percentage of votes cast in favour or against the resolutions is calculated based on the Valid Votes cast through E-voting.
2.

In terms of Regulation 23(4) of the SEBI Listing Regulations, no related party shall vote to approve the resolutions pertaining to the material related party transactions. Accordingly, as per the list of related parties provided by the Bank, none of the related parties of the Bank have voted on the resolutions mentioned in the Postal Ballot dated February 20, 2025,

9.	The resolutions mentioned in the Postal Ballot Notice dated February 20, 2025 as per the details above stands passed with requisite majority.

10.

The relevant records relating to voting shall be under my safe custody and shall be returned to the Company Secretary of the Bank, who has been duly authorised by the Board of Directors, once the Chairman considers, approves and signs the minutes of this Postal Ballot.

You may accordingly declare the result of the “voting by Postal Ballot.”

Thanking you,

Yours truly,

For Bhandari & Associates

Company Secretaries

Unique Identification No.: P1981MH043700

Peer Review Certificate No.: 6157/2024

Manisha Maheshwari

Partner

FCS No.: 13272; C P No.: 11031

Mumbai | March 27, 2025

ICSI UDIN: F013272F004161561

Witness 1: Palak Vora	Witness 2: Pushti Modi

Counter Signed by:

For HDFC Bank Limited

Ajay Agarwal

Company Secretary & Head - Group Oversight

FCS No.: 9023

(Under Authority by the Board of Directors)